NICE to Acquire the Assets of Dictaphone`s Communications Recording Systems Business for $38.5 Million in Cash

Creates clear leader in the first responders, contact centers, and financial trading floors sectors

Accelerates company growth with increased revenue and global footprint

Provides the platform to transform the public security and homeland security sectors with introduction of multimedia analytics for first responders and command and control centers

Creates the largest service and support organization in the industry, including a world class professional services infrastructure

Provides the broadest IP portfolio in the industry and a strong brand recognition with Federal and State  agencies as well as with financial institutions

Company expects transaction to be accretive to earnings in 2005; raises guidance

Ra`anana, Israel, April 11, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced that it has signed a definitive agreement to acquire the assets of Dictaphone`s Communications Recording Systems (CRS(TM)) business for approximately $38.5 million.  Dictaphone`s CRS business is a leading provider of liability and quality management systems for first responders, critical facilities, contact centers and financial trading floors.  The transaction is subject to satisfaction of customary closing conditions and is anticipated to close before the end of NICE`s second fiscal quarter ending June 30, 2005. The acquisition is expected to be accretive to earnings for the 2005 calendar year.

"This is the next stage in our growth strategy and a major milestone for the insight from interactions market," said Haim Shani, CEO of NICE.  "This transaction extends our leadership with a customer base that exceeds 23,000.  Moreover, we see this transaction bringing tremendous value to the joint customer base, through additional solutions and applications, as well as by creating the largest services and support organization in the industry."

In 2004, NICE initiated the transformation of the enterprise market with Insight from Interactions (customer interactions analytics of telephony, web, radio and video communications) for improved business performance.  With this transaction NICE has a combined base of over 20,000 active first responder sites, which the company intends to leverage for the transformation of this sector.  This transformation will occur by bringing the added value of Insight from Interactions (multimedia analytics solutions) for compliance and operational performance of first responders, transportation, critical infrastructure and command and control centers, as well as law enforcement agencies.

Mr. Shani continued, "NICE has a proven track record of successfully integrating acquired businesses, and we are looking forward to seamless business continuity with this acquisition as well.  We expect this transaction to provide fast and measurable results.  We have been diligent in selecting acquisitions and are positioning this acquisition to bring both immediate value to our customers, shareholders and employees as well as provide a highly profitable revenue stream in the future. Finally, I would like to extend a warm welcome to the Dictaphone CRS employees who will be joining their new home at NICE."

The boards of directors of both NICE and Dictaphone have approved the acquisition. The transaction is expected to close before the end of June after the satisfaction of customary closing conditions.

NICE is providing the following preliminary guidance for 2005 incorporating the expected results of the Dictaphone`s CRS business acquisition. This outlook is likely to change as the integration of Dictaphone`s CRS business proceeds and the acquisition accounting is finalized. The acquisition of Dictaphone`s CRS business is expected to significantly add to NICE`s top-line in 2005, taking the company`s revenues to between $295 - $300 million. Pro forma EPS excluding the acquisition-related amortization, is expected to be in the range of $1.50-1.60 per diluted share.

Conference Call Information

NICE will conduct a conference call on April 12, 2005 beginning at 8:30 a.m. EST to discuss the details of the transaction.  Please call the following dial-in numbers to participate: United States 1-866-860-9642, Israel 03-918-0610.  The conference call and replay will be available online at www.nice.com.

About Dictaphone Corporation's Communications Recording Systems (CRS)(TM) Business
With thousands of installed customers worldwide, Dictaphone Corporation's Communications Recording Systems (CRS(TM)) business is a leading provider of recording systems for 9-1-1 centers and other mission-critical operations. Dictaphone's Freedom recording system provides a flexible, all-in-one solution for full-time recording of mission-critical 9-1-1 and radio communications. Freedom accommodates traditional circuit-switched telephony networks, VoIP, conventional and trunked radio, and hybrid environments. Freedom also offers one of the world`s most advanced phonetic search engines; a one-of-a-kind feature for authenticating voice recordings; integration with PBXs and ANI/ALI controllers; call archiving to network-attached storage devices; and secure access to recordings from any network-connected PC. For more information, please visit www.dictaphone.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 15,000 customers in 100 countries, including the world's top 10 banks and 65% of the Fortune 100.  More information is available at www.nice.com.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media
Galit Sadan	NICE Systems galit.sadan@nice.com	972-9-775-3745
Investors
Amit Scheinmann	NICE Systems ir@nice.com	972-9-775-3026

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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